Exhibit 11.2

CODE OF BUSINESS CONDUCT

INTRODUCTION

As the world’s leading brewer, Anheuser-Busch InBev SA/NV (“AB InBev” or the “Company”, including its subsidiaries and affiliates in which Anheuser-Busch InBev SA/NV has management control) operate in countries having a broad range of cultures and business practices. As a result, it is critical that we are guided by a clear and consistent code of business conduct and guidelines.

In achieving our business objectives, we must always adhere to the highest standards of business integrity and ethics, and comply with all applicable laws and regulations.

Our Code of Business Conduct applies to all directors, officers, colleagues and other representatives (such as part-timers and contractors) of AB InBev. It applies to all business transactions we make and expresses principles that we expect every individual or entity acting on our behalf to follow. We expect our suppliers, service providers and other business partners to act in a manner consistent with our Responsible Sourcing Policy.

It is everyone’s responsibility to carefully read and understand this Code. Senior management must also see that, within their respective areas of responsibility, this Code is distributed and receives the appropriate attention and follow-up.

This Code of Business Conduct, together with our policies, plays an important role in building the foundation for our long-term success. No financial objective, no sales target, no effort to outdo the competition, outweighs our commitment to ethics, integrity, and compliance with applicable laws.

Colleagues are encouraged to report to the Company any activity or requested action that they believe to be, even potentially, in violation of applicable laws or this Code. Such reports should be made to a line manager, to the Legal or Ethics & Compliance team, or to our confidential Compliance Helpline. Only with your active support can AB InBev be a company lasting for the next 100+ years.

Michel Doukeris Chief Executive Officer	John Blood Chief Legal & Corporate Affairs Officer

01. OUR PRINCIPLES

Our Code of Business Conduct is a practical guide to living our principles and values every day. It is designed to be clear and must be the basic guideline upon which all Company’s business decisions are based.

We are owners who

1. Dream big.

2. Focus on superior results.

3. Lead by example and take accountability.

4. Attract and develop great people.

5. Build brands consumers love.

6. Grow with customers and communities.

7. Prioritize simple and scalable solutions.

8. Manage costs tightly.

9. Think long term.

10. Never take shortcuts

02. STATEMENT OF POLICY

It is our policy that our Board of Directors, officers and colleagues strictly comply with all applicable laws and regulations and observe the highest standards of business ethics. Our reputation for honesty and integrity is an invaluable asset.

All AB InBev directors, officers and colleagues must be honest, objective and diligent in the performance of their duties and responsibilities. You are trusted by the Company to exhibit professionalism in all matters pertaining to AB InBev’s affairs and not to partake in any illegal or improper activity.

No Company officer has the authority to require or approve any action that would violate this Code. This Code is not subject to waivers or exceptions because of competitive or commercial demands, industry customs or other exigencies. All managers shall be responsible for the enforcement of and compliance with our policies, including distributing and making them available to their teams.

Any colleague who violates this Code or authorizes or allows a subordinate to violate it will be subject to disciplinary action, including termination of employment, loss of compensation, or other measures deemed appropriate by AB InBev.

03. REPORTING MISCONDUCT

As owners, we are responsible for the promotion of our values as a Company. Conduct that may be unethical or that may be a violation of applicable laws or regulations, this Code or our policies should be reported even if it is perceived to be of little significance. As a company of owners, we want to address issues immediately before they become major problems, wherever possible.

Failure to report potential violations to the Human Rights Policy and sexual harassment allegations may result in disciplinary action. Reports can be made through the following channels:

•	to your line manager;

•	to the Legal or Ethics & Compliance team; or

•	through our Compliance Helpline.

The Company does not restrict you from reporting conduct that you believe to be a violation of applicable laws to the government or regulators.

Compliance Helpline

Our Compliance Helpline, run by an independent company, is a secure means of reporting.

It is available twenty-four-seven anywhere in the world and accepts reporting in your preferred language. It is CONFIDENTIAL and, if desired by the reporter and allowed by local laws, ANONYMOUS, for anyone, including those not employed by AB InBev, to submit a report or concern relating to potential violations of applicable laws or regulations, this Code or our policies.

To reach the Compliance Helpline, visit: talkopenly.ab-inbev.com. You can submit a report online or call a toll-free number in your country. A link to the helpline is also available on www.ab-inbev.com.

How Are Reports Treated? Reports made to the Company and investigations relating to such reports are treated confidentially.

lf necessary, follow-up communications can be facilitated anonymously by the independent company via the Compliance Helpline.

Compliance Channel

In addition to the Compliance Helpline, you can also use the Compliance Channel (compliancechannelglobal.ab-inbev.com) to (i) request approvals related to certain compliance matters, (ii) access compliance-related policies, (iii) access the Compliance Helpline to file a report, and (iv) ask compliance-related questions.

No Retaliation

AB InBev prohibits and will not tolerate any threatened or actual retaliation against any persons, or their legitimate representatives, who, in good faith, (i) raise concerns, (ii) formally or informally report to AB InBev, (iii) assist another in reporting to AB InBev, or (iv) participate in an investigation or legally protected litigation regarding a potential violation of applicable laws or regulations, this Code or Company policies. Retaliation itself is a violation of this Code and our Whistleblower Policy and can be reported under this Code.

04. HONEST AND ETHICAL CONDUCT

All AB InBev directors, officers and colleagues must be honest, objective and diligent in the performance of their duties and responsibilities and cooperate in all internal investigations. They are trusted by the Company to exhibit professionalism in all matters pertaining to AB InBev’s affairs and not partake in any illegal or improper activity.

We invite colleagues to inform the Ethics & Compliance and People teams about any activity they believe is exemplary or characteristic of ethical behavior and AB InBev’s principles.

05. ENVIRONMENT, HEALTH, AND SAFETY

In support of the Company’s dream, all colleagues should work vigorously to achieve a high standard of environmental, health and safety performance throughout our organization. This includes striving to prevent all accidents, injuries and occupational illnesses within our operations.

All applicable environmental laws and regulations, Company standards and other requirements should be complied with. Products should be produced in the most environmentally responsible way, while maintaining our commitment to quality and cost-efficiency.

All colleagues have a role to play in helping ensure that we take into account the environment in our daily work, helping limit our use of scarce resources and ensuring we continue our strong commitment to recycling throughout our operations. See our Environmental Policy and our Health and Safety Policy for more details.

06. HUMAN RIGHTS

As a signatory to the United Nations Global Compact, AB InBev is committed to business practices that respect human rights and that align with international standards of responsible business conduct, including the International Bill of Human Rights and the International Labor Organization’s Declaration of the Fundamental Principles and Rights at Work.

AB InBev’s Global Human Rights Policy outlines our approach and commitment to respecting human rights across our global operations and our value chain. In addition to its operation, AB InBev is committed to upholding high standards of responsible behavior amongst its business partners, including its suppliers, through its Responsible Sourcing Policy.

07. PROCUREMENT OF GOODS AND SERVICES

We value our business partners and the ecosystem of businesses that make up our value chain. We recognize the responsibility of the business community to respect human rights and embrace responsible workplace practices, sustainability, and business integrity, and we seek to promote these values with our suppliers and business partners as we strive to bring people together for a better world. That means we strive for consistency with how we work with our partners, suppliers, and vendors. Colleagues must ensure that any engagement and negotiations with third parties for AB InBev to purchase goods and/or services align with applicable procurement policies.

We require our suppliers, vendors and business partners to follow our Responsible Sourcing Policy.

Please consult with your Procurement team for more information.

08. WORKPLACE POLICY AND PRINCIPLES

We believe that our greatest strength is our people. Our focus is on attracting, hiring, engaging, developing, and advancing the very best talent.

We are committed to a work environment where all colleagues are respected and valued. All of our colleagues are expected to treat others with respect, cultivate a workplace consistent with our company policies and principles, lead by example, and take accountability to ensure that our interactions with each other comply with this Code and policies. Only then can we all be at our best.

Colleagues who manage or supervise one or more colleagues have additional responsibilities to report violations. Refer to our Global Anti-Harassment and Anti-Discrimination Policy for more details.

09. RESPONSIBLE DRINKING

As the world’s leading brewer, we are committed to promoting the responsible enjoyment of our products among consumers. Our colleagues are ambassadors of the Company and are encouraged to exercise personal responsibility whenever they consume alcohol as well as comply with applicable policies.

10. COMPLIANCE WITH COMPETITION AND ANTITRUST LAWS

We must understand and comply with all applicable competition and antitrust laws. These laws regulate our dealings with competitors, customers, distributors and other third parties. Infringement of competition and antitrust laws can result in very serious fines for AB InBev and for the colleagues involved, and have additional consequences such as reputational damage, litigation and even imprisonment. AB InBev and its directors, officers and employees:

•

Must never agree, either directly or indirectly, with competitors: (1) to set prices, production volumes, or other terms relating to our products, services, or inputs; (2) to limit competition for labor (e.g., agreement to not hire each other’s employees); (3) allocate customers, advertisers, territories, products, or other markets; (4) restrict dealings with a particular customer, distributor, or supplier; or (5) bid or refrain from bidding on any prospect business;

•	Must not exchange confidential information with competitors (e.g., on future price increases, input costs or commercial strategy);

•	Must not require or impose a client to resell a product at or above a particular price;

•	Must respect all rules on free movement of goods across borders;

•	Must not use market power to gain an unfair competitive advantage, and;

•	Must not require customers to purchase one product in order to get access to another product.

These rules must also be observed in every contact with our competitors including in associations and class entities.

Market practices should be reviewed with the Legal and/or Ethics & Compliance team to ensure compliance with local competition and antitrust laws.

Detailed advice and training for compliance with competition and antitrust laws are available from the Legal and/or Ethics & Compliance team. Not knowing the rules is not a defense.

11. CONFLICT OF INTEREST

Directors, officers, and colleagues must avoid conflicts of interest. All colleagues are required to promptly disclose all ethical, legal, financial, or other interests that may conflict with AB InBev’s interests or give the appearance of conflicting with AB InBev’s interests.

A conflict of interest can arise when any decision made on behalf of the company could be influenced, or might appear to be influenced, by the possibility of a personal benefit. Having a conflict of interest is not necessarily wrong, but failure to promptly disclose a potential conflict of interest is always a problem.

12. COMPLIANCE WITH ANTI-CORRUPTION LAWS

Every director, officer and colleague of the Company must comply with applicable international and local laws that prohibit corruption and bribery everywhere we conduct business, including, the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. We have a zero-tolerance policy toward bribery or corrupt conduct in any form. AB inBev directors, officers, and colleagues are strictly prohibited from directly or indirectly giving, offering, promising, or authorizing anything of value to anyone, included but not limited to, any Public Official or any employee or representative of our customers, suppliers, or business partners, to secure an improper business advantage, influence business or governmental decisions in connection with any of our activities, or otherwise induce the recipient to abuse his or her power of official position.

This prohibition must be interpreted broadly and applies to anyone acting on our behalf. Consequently, you must not:

•	Instruct, authorize, or allow a third party to make a prohibited payment on your or the Company’s behalf;

•	Make a payment to a third party knowing or having reason to believe that all or a portion of such payment is likely to be used for a prohibited payment;

•

Engage a Touch Point Vendor (intermediaries who have a high likelihood of interacting with Public Officials on the Company’s behalf or in the course of providing goods or services to the Company, as defined under our Anti-Corruption Policy) without proper due diligence and approval by the Ethics & Compliance team.

For further details, see our Global Anti-Corruption Policy as well as our Supplier Anti-Corruption Policy.

13. GIFTS AND HOSPITALITY

Occasional exchange of gifts and hospitality is customary in a typical business relationship. Therefore, the provision or acceptance of reasonable and appropriate gifts and hospitality (including meals or invitations to sporting or cultural events) is permissible, so long as it is given openly and transparently, to promote ABI’s image and reputation or establish cordial relationships and is in compliance with our Global Anti-Corruption Policy. However, we should never accept or provide gifts or hospitality, regardless of value, if the intent is to influence a decision or is in return for any business, services, or confidential information.

Similarly, all gifts and hospitality to public officials or commercial counterparties must all comply with our Global Anti-Corruption Policy.

14. POLITICAL CONTRIBUTIONS AND MANDATES

Any direct or indirect contribution on behalf of the Company or with Company’s funds to any political party, committee or candidate for public office is strictly forbidden, even if permitted by local regulation, unless the formal approval of AB InBev’s Board of Directors, through the Audit Committee, has been obtained in advance. These restrictions apply not only to cash donations, but also to donations in kind, such as free beer, offering a client list for a political purpose, providing materials or service, taking a table at a political fundraising event, or paying for a research project.

AB InBev’s officers and colleagues who wish to be a candidate for any political elections are required to obtain approval from AB InBev’s Ethics & Compliance team.

15. BOOKS, RECORDS AND CONTROLS

It is essential that the integrity, accuracy and reliability of AB InBev’s books, records and financial statements be maintained. False, misleading, incomplete, inaccurate, or artificial entries in the Company’s books and records are strictly prohibited. Financial records, even when not material to the business, shall accurately reflect transactions and no transaction shall be entered into with the intention of it being documented or recorded in a deceptive manner.

Business records shall also be complete and accurate. Business records should be interpreted broadly including, but not limited to:

•	Target appraisals;

•	Market research;

•	Gift logs;

•	Accident reports.

We are an honest and transparent Company. The recording and reporting of financial data and commercial activity is central to that transparency. We must follow the Company policies related to financial reporting and the group’s accounting rules.

16. SALES PRACTICES

All directors, officers and colleagues must ensure that our sales practices contribute to the Company’s sustainable business and comply with all applicable laws and regulations.

Practices that result in the sale of goods in excess (or in shortage) of market demand are generally forbidden. AB InBev’s officers and colleagues are required to notify such practices to AB InBev’s Finance and Ethics & Compliance teams.

Discounts and other sales incentives must be consistent with applicable laws and policies and must be accurately recorded.

17. ECONOMIC SANCTIONS AND ANTI-MONEY LAUNDERING

The United Nations, the United States, the European Union and some other countries and organizations restrict certain international trade through their economic sanctions’ regimes. Such sanctions usually prohibit transactions with certain countries or certain listed individuals, entities, or their representatives and certain entities owned or controlled by them.

AB InBev is committed to complying with applicable anti-money laundering, anti-tax evasion, and international trade laws, including economic sanctions.

If you have suspicions that a transaction may involve criminal proceeds or fund terrorist activity, notify the Legal or Ethics & Compliance team immediately.

18. CODE OF DEALING

AB InBev’s Code of Dealing applies to all colleagues and certain “persons closely associated of” AB InBev and/or any of all its affiliates. These persons shall comply with specific requirements when handling “inside information” and dealing in AB InBev and other companies financial instruments.

For further details, the Code of Dealing can be found in our Annual Report on Form 20-F. Violations of the Code may result in disciplinary actions and may also be a criminal offense and give rise to civil liability.

19. CONFIDENTIALITY

Our directors, officers and colleagues may come into possession of private, confidential or proprietary information about the Company, our employees, customers, suppliers, or joint venture parties. The confidentiality of all such information should be considered a Company asset and strictly mantained, except when disclosure is authorized. Using Company confidential information for personal gain could be a potential violation of internal policies and/or securities laws. Confidential or proprietary information includes any inside information, as well as any non-public information that would be harmful to the Company, its customers, suppliers, or joint venture parties or helpful to competitors if disclosed.

This obligation of confidentiality does not prohibit you from raising concerns about potential legal violations to government authorities.

20. DIGITAL ETHICS

The success of our strategy depends on the trust of our stakeholders, including consumers, customers, and suppliers. In a world that becomes more and more digital, we strive to collect and use data responsibly and ethically by doing the following:

•	Complying with local privacy and data protection laws as well as with our internal Digital Ethics procedures;

•	Collecting and using only the necessary data to carry out our business objectives;

•	Being transparent and avoiding unintended bias;

•	Protecting the data we collect and use.

Whenever developing activities that may process data (e.g., websites, applications, systems, artificial intelligence platforms, spreadsheets, etc.), directly or via business partners, all colleagues must:

•	Ensure they comply with the applicable Information Security and Digital Ethics procedures;

•	Respect privacy and intellectual property of others.

21. SOCIAL MEDIA

The Internet and social media have changed the way we work, offering new ways to engage with our colleagues, customers, and the world at large. Social media can help build a strong reputation and more successful business relationships. Candor and transparency are part of our culture, and we encourage the exchange of ideas. However, the disclosure of sensitive or inappropriate information through social media also has the potential to damage our brands, our Company and our people.

22. USE OF COMPANY ASSETS

All directors, officers and colleagues should protect Company assets and ensure their efficient use. It is prohibited to use Company assets, funds, facilities, personnel or other resources for private purposes unless authorized by separate Company policies.

Company assets also include your work product, as well as the Company’s equipment and vehicles, trademarks, proprietary information, computers, and software, as well as any document, communications, or data produced as part of s employment or in furtherance of Company business.

All Company assets should be used for legitimate business purposes only. It is one of our 10 principles to manage our costs tightly, and it is everyone’s responsibility to protect Company funds.

23. RESPONSIBLE MARKETING AND COMMUNICATIONS CODE

AB InBev’s commercial communications on alcoholic beverages should only be directed to those above the legal drinking age and carried out in a socially responsible manner.

Our Responsible Marketing and Communications Code applies to all forms of brand marketing and commercial communications for AB InBev products that contain alcohol, use an alcohol trading name, or are an alcohol-free or non-alcohol beer products, including but not limited to: traditional advertising; direct and relationship marketing; digital media; branding, packaging and labeling; brand promotions; consumer, trade and brand public relations activities; product placement; sponsorships; category marketing; and point-of-connection materials.

The Responsible Marketing and Communications Code shall be used as a Company reference for all commercial communications, along with the other values endorsed by this Code and other Company policies; together these policies shall be regarded as the minimum standard to be applied throughout the Company. Some countries have more stringent standards, and where they do we will meet them too. Thus, where national laws, regulations or self-regulatory codes apply to our commercial communications, these must be followed in addition to the criteria set out in the Responsible Marketing and Communications Code.

24. EXTERNAL COMMUNICATION

Only a limited number of designated people talk to the media on behalf of the Company. No AB InBev colleagues should respond to media inquiries or make public presentations on behalf of the Company, without the prior authorization of the CEO, Zone President, BU President or the Corporate Affairs Representative.

25. ETHICS & COMPLIANCE COMMITTEE

The oversight and enforcement of the Code of Business Conduct is a responsibility of the Global Ethics & Compliance Committee, formed by the Chief Legal and Corporate Affairs Officer, Chief Finance Officer, Chief People Officer, General Counsel, Chief Strategy Officer and the Global Head of Compliance.

26. ADMINISTRATION OF THE CODE

In case of general questions about this Code or our policies, contact the Global Ethics & Compliance team.

CONTACT DETAILS

John Blood Chief Legal and Corporate Affairs Officer john.blood@ab-inbev.com

Katherine Barrett General Counsel katherine.barrett@ab-inbev.com

Flávio Sodré VP, Ethics & Compliance flavio.sodre@ab-inbev.com

Maria Glukhova VP, Global Risk Management maria.glukhova@ab-inbev.com